Exhibit 12

	December 25. 2011	December 26. 2010	December 20. 2009	December 21. 2008	December 23. 2007
	($ in thousands)
Earnings:
(Loss) income from continuing operations before income taxes	$(53,068)	$(35,250)	$(13,678)	$14,553	$16,848
Fixed charges	82,379	65,064	62,214	64,745	64,627

Earnings from continuing operations, adjusted	$29,311	$29,814	$48,536	$79,298	$81,475

Ratio of earnings to fixed charges	—	—	—	1.22x	1.26x

Fixed Charges:
Interest expense	$55,677	$40,117	$38,036	$39,923	$40,364
Interest portion of rent expense	26,702	24,351	23,752	24,545	24,263
Capitalized interest	—	596	426	277	—

Total fixed charges	$82,379	$65,064	$62,214	$64,745	$64,627

For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor. For the years ending December 25, 2011, December 26, 2010, and December 20, 2009, earnings were insufficient to cover fixed charges by $53.1 million, $35.3 million, and $13.7 million, respectively.